UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Anchorage Gateway
Anchorage Quay
Salford M50 3XE England
Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
--

LUXFER HOLDINGS PLC

SALFORD, England—(May 7, 2013)—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month period ended March 31, 2013.

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2013

The results are summarized as follows:
Three-month periods ended March 31,
	2013	2012
Restated under IAS 19 (Revised)
Net revenue (excluding price surcharge below) Rare earth chemical surcharge Revenue	$119.2m $3.2m $122.4m	$121.1m $20.3m $141.4m
Trading profit Trading margin Operating profit	$14.9m 12.2% $14.5m	$18.2m 12.9% $18.2m
Net income Earnings per £1 ord. share – Basic (1)	$8.3m $0.62	$10.4m $1.05
Adjusted net income (2) Adjusted earnings per £1 ord. share – Basic Adjusted earnings per ADS – Basic (3)	$9.4m $0.70 $0.35	$11.1m $1.12 N/a
Adjusted EBITDA (4) Adjusted EBITDA margin	$18.7m 15.3%	$21.9m 15.5%
Net cash inflow from operating activities	$9.6m	$9.6m
Net Debt (Total debt less cash)	$26.5m	$106.0m
Total Equity – book value (Net Assets) £1 ordinary shares outstanding LXFR – ADS equivalent outstanding (5)	$155.8m 13.4m 26.8m	$86.7m 9.9m 19.8m

(1)
Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.  The IPO of October 3, 2012, resulted in 3.5 million new ordinary shares being issued.

(2)
Adjusted net income consists of net income adjusted for the post tax impact of non-trading items (being IPO costs, restructuring and rationalization costs, share-based compensation and non-trading pension charges or credits). A reconciliation to net income is disclosed in Note 5 to the financial results “Reconciliation of non-GAAP measures”.

(3)
Each ADS represents one-half of an ordinary share and are listed on the NYSE under the ticker LXFR. Stock prices quoted for LXFR on the NYSE are per ADS and not ordinary share. Earnings per ADS has only been disclosed for Q1 2013, as there was no ADR facility in Q1 2012. The first day of trading was October 3, 2012.

(4)
Adjusted EBITDA consists of profit for the period before tax expense, interest items, restructuring and other income (expense) items and depreciation and amortization. A reconciliation to net income is disclosed in Note 5 to the financial results “Reconciliation of non-GAAP measures”.

(5)	Assumes all £1 ordinary shares are converted into 2 ADSs.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 1

COMMENTARY FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013

INVESTOR PRESENTATION AND CONFERENCE CALL

Luxfer Group will conduct a presentation and conference call on May 8, 2013, at 8:30 a.m. US Eastern Time to discuss the financial results for its first quarter ended March 31, 2013. The US dial-in number is 877 341 8545, the UK dial in number is 0800 051 3806 and the dial-in number for other countries is +1 908 982 4601. The conference ID is 60349228.

Presentation slides for the conference call will also be available at the Company’s website (IR section) and via this Internet link: https://event.webcasts.com/starthere.jsp?ei=1016178

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number +1 951 341 2375 ; email: dan.stracner@luxfer.net.

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas cylinders for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods.

Luxfer products include highly specialized magnesium alloys, powders, extrusions, plate and rolled sheet used in aerospace, automotive, defense, photo-engraving and medical applications; zirconium chemicals used in automotive and industrial catalysts, filters, and ceramics; high-pressure aluminum and composite gas cylinders used to contain medical oxygen, breathing air for fire-fighters, compressed natural gas for alternative-fuel vehicles and specialty gases for microchip manufacturing; and metal panels “superformed” into complex shapes for aerospace, automotive, and rail applications. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,
(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,
(iii) statements of future economic performance and
(iv) statements of assumptions underlying such statements.  Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved.  The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.
The Group cautions that the foregoing list of important factors is not exhaustive.  These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on form 20-F dated March 29, 2013 filed with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events.  Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 2

TRADING STATEMENT FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2013

BUSINESS REVIEW

First-Quarter Results

Luxfer Group revenue for the first quarter of 2013 was $122.4m and, excluding rare earth chemical surcharges of $3.2m, net revenue was $119.2m. This represents a small decrease on Q1 2012 of $0.4m in net revenue, after adjusting for a $1.5m negative impact due to differences in the exchange rates in Q1 2013, compared to Q1 2012, used to translate the revenue of non-U.S. operations into US dollars. In our Gas Cylinders Division, revenue in the alternative fuel (AF) sector increased significantly in the first quarter of 2013 compared to the equivalent period in 2012 due to substantial growth in demand and the benefit of utilizing the additional capacity of recently acquired Dynetek operations. We also saw an increase in demand for our composite life-support cylinders in both Europe and the United States. In our Elektron Division, we experienced challenging trading conditions, with revenues from the automotive catalyst, photo engraving plate and military powders markets lower in the first quarter of 2013 than in the first quarter of 2012. Overall, the growth we achieved in our Gas Cylinders Division almost offset the negative economic conditions that impacted our Elektron Division. On an IFRS reported basis, Group revenue was down $19.0m in the first quarter of 2013 compared to the first quarter of 2012, with the rare earth surcharge component of the revenue down $17.1m, in line with the underlying decrease in the costs of rare earth materials.

Trading profit, of $14.9m for the first quarter of 2013 (Q1 2012 restated: $18.2m), was in line with our guidance of approximately $1m to $2m lower than the $16.1m reported in the fourth quarter of 2012. Though it was pleasing that growth in the Gas Cylinder Division’s revenue almost offset the underlying decrease in the Elektron Division’s revenue, operating margins in Gas Cylinders were lower than the operating margins in Elektron, which resulted in the reduction in trading profit. Operating profit margins in both divisions were up in Q1 2013 compared to Q1 2012, at 7.6% for Gas Cylinders and 18.0% for Elektron in Q1 2013, compared to 6.7% for Gas Cylinders and 17.6% for Elektron in Q1 2012. Operating profit for the first quarter of 2013 was $14.5m (Q1 2012 restated: $18.2m), better than our guidance, which predicted operating profit similar to the $14.0m reported in the fourth quarter of 2012.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 3

Divisional Analysis of Revenue and Trading Profit

	FIRST QUARTER 2013			FIRST QUARTER 2012
				Restated under IAS 19 (Revised)
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	68.4	54.0	122.4	61.1	80.3	141.4
Net Revenue (excluding RE surcharge)	68.4	50.8	119.2	61.1	60.0	121.1
Trading profit	5.2	9.7	14.9	4.1	14.1	18.2
Return on Sales %	7.6%	18.0%	12.2%	6.7%	17.6%	12.9%

Gas Cylinders

The Gas Cylinder Division’s revenue of $68.4m for Q1 2013 was $7.3m higher than Q1 2012. Underlying revenue increased by $8.0m, or 13.2%, offset in part by FX translation differences of $0.7m. We generated year-on-year sales growth both in composite alternative fuel (AF) cylinders for containment of compressed natural gas (CNG) and composite life-support cylinders used in self-contained breathing apparatuses (SCBA). Sales of large composite AF cylinders and systems were $12.6m in the quarter.

Trading profit for the first quarter of 2013 was $5.2m, an increase of $1.1m or 26.8% over the $4.1m trading profit for the first quarter of 2012. Integration of the Dynetek business into the division is progressing well with previous trading losses at Dynetek having been eliminated by the end of the quarter.  We also absorbed an additional $0.3m negative impact from less favorable exchange rates on import/export prices in the first quarter of 2013 compared to the equivalent period of 2012.

In Q1 2013, we incurred $0.2m of restructuring and rationalization costs in the division related to integrating Dynetek and other cost-saving measures. These costs are included in “Restructuring and other income/(expense)”.

Elektron

The Elektron Division’s revenue was $54.0m for Q1 2013, a decrease of $26.3m from Q1 2012. The continuing reduction in the cost of rare earths has allowed us to reduce rare earth surcharges to customers by $17.1m in Q1 2013 compared to Q1 2012. Net revenue, excluding the surcharge, for Q1 2013, was down $9.2m to $50.8m compared to Q2 2012. Adjusting prior year revenue for a negative $0.8m movement on FX translation rates, underlying revenue was down $8.4m, or 14.2%. As we reported in March 2013, two key markets, European automotive and U.S. defense, are currently weak, and this, combined with an expected short-term reduction in demand from some other market sectors, impacted divisional profits in the first quarter of 2013.

Elektron’s trading profit of $9.7m for Q1 2013 was $4.4m lower than Q1 2012, which mainly related to lower sales volumes. Also, less favorable FX transaction rates on imports and exports had a $0.4m negative impact in the quarter compared to the equivalent period of 2012.

Operating Profit to Net Income for the Period

Operating profit was $14.5m in Q1 2013 compared to $18.2m for Q1 2012. In addition to the $0.2m restructuring and rationalization costs outlined in the Gas Cylinder’s trading profit narrative above, operating profit in Q1 2013 included a $0.2m charge under IFRS 2 in relation to IPO-related share options granted at the time of the IPO, where the cost is spread over the vesting period. There were no charges in respect of restructuring and other income or expense in the first quarter of 2012.

The net interest charge fell to $1.5m (Q1 2012: $1.7m) for Q1 2013, a result of reduced borrowing levels.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 4

As previously reported, a change to IAS 19, Employee Benefits (revised) requires us to charge current- year service costs and scheme paid administration costs to operating profit and to make a notional (non-cash) finance charge, in respect of the level of accounting pension deficit and based upon corporate bond yields, to finance costs. In the first quarter of 2012, operating profit and EBITDA were impacted by a charge of $0.1m (allocated to the Elektron Division), while profit before taxation and net income were impacted by charges of $1.0m and $0.7m, respectively. Results for Q1 2012 have been restated to reflect these changes and make the prior-year figures comparable to the current year. See note 7 of the attached financial statements for a summary of the Q1 2012 restatement. These charges are non-cash changes to the accounting presentation and do not affect any deficit calculations, as the additional charges are cancelled out by corresponding positive credits in equity reserves, resulting in no change in total Group assets.

Profit on operations before tax was $12.1m for Q1 2013 (Q1 2012 restated: $15.6m). Tax expense was $3.8m (Q1 2012 restated: $5.2m), and the effective tax rate was 31.4%, compared to a Q1 2012 effective rate of 33.3%. The fall in the effective tax rate can be attributed to the reduction in the rate of the UK corporation tax in 2013 compared to 2012 and various other incentives and allowances being utilized.

Net Income in the period was $8.3m (2012 restated: $10.4m). Adjusting for non-trading items (IPO costs, restructuring and rationalization costs, share-based compensation and non-trading pension charges or credits), adjusted net income in Q1 2013 was $9.4m (Q1 2012 restated: $11.1m).

Earnings per £1 ordinary share for Q1 2013 unadjusted was $0.62.  Using Adjusted Net Income, earnings per £1 ordinary share was $0.70 and the ADS equivalent was $0.35 for Q1 2013.

Cash Flow and Net Debt

The Group achieved a $9.6m net cash inflow from operating activities in Q1 2013, equal to the inflow of $9.6m in Q1 2012. There was an outflow of working capital of $6.9m in Q1 2013 compared to an outflow of $9.5m in Q1 2012. Purchases of property, plant and equipment resulted in a cash outflow of $3.9m in Q1 2013 (Q1 2012: $3.1m). In the first quarter of 2013, we also invested $2.5m in a partnership to support our presence in the bulk compressed gas transportation market in North America. Q1 2012 benefited from receipt of a payment of deferred consideration of $0.8m related to the sale of our former Speciality Aluminium division. There was a net cash inflow before financing of $3.2m in Q1 2013 compared to an inflow of $6.9m in Q1 2012.

In Q1 2013, cash flows from financing activities were a net outflow of $4.2m compared to an outflow of $18.5m in Q1 2012. The amount of interest paid to debt-holders reduced from $1.5m in Q1 2012 to $1.2m in Q1 2013 due to the lower level of indebtedness. In Q1 2013, the remaining $0.3m of IPO share issue costs accrued at December 31, 2012, were paid. In Q1 2012, we repaid $17.0m of the outstanding revolving credit facility. In Q1 2013, we paid a quarterly dividend of $2.7m (Q1 2012: nil). Total cash flow movements were a net outflow of $1.0m in Q1 2013 compared to an outflow of $11.6m in Q1 2012.

Luxfer Group had $37.0m of cash and cash equivalents as at March 31, 2013, compared to an equivalent figure of $10.9m as at March 31, 2012. As at March 31, 2013, net debt had been reduced to $26.5m from $106.0m as at March 31, 2012.

The Group negotiated the release of security on the revolving credit facility and the Senior Notes due 2018 as part of the modification of the banking facilities in late 2012 following the IPO.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 5

Outlook

As indicated in our report on Q4 of 2012, two key markets, European automotive and US defense, are currently weak as a result of both destocking and reduced end-market demand and, given current uncertain economic conditions, are likely to remain so for some time. These two markets mainly affect our Elektron Division and will impact the contribution from the materials division until at least later in 2013, when European automotive demand may be expected to improve, although the short-lead times that characterize this market make it difficult to predict this far in advance.

Also, compared with 2012, the current strength of the US dollar is reducing the value of profits generated outside the US when translated into US dollars for the reporting of our consolidated results. In Q1 2013 the impact of the strength of the US dollar reduced trading profit by $0.3m compared to the first quarter of 2012. In addition, since the IPO last October, we have been carrying certain additional costs of being a listed business, which slows down the near-term potential for profit improvements.

Thus far in 2013, however, our Gas Cylinders business is seeing substantial growth in the market for CNG containment and transportation, a progressive turn-around of the Dynetek businesses, and partnerships with key customers. Our Superform operation is also targeting improving results as a result of winning additional business from high-end automotive customers. Overall, we expect our Gas Cylinders Division to make further significant improvements in revenues and operating profits in 2013.

The strong outlook for Gas Cylinders means that, despite the weak macroeconomic situation, we expect the Group to make further progress in trading profit in 2013. The weaknesses of some key Elektron markets have resulted in Q1 2013 trading profit being $1.2m lower than Q4 2012, but in the absence of restructuring costs, operating profit is similar to Q4 2012. Although the same markets remain weak, forecast demand for Q2 2013 is stronger than for Q1 2013, and, based on market projections and customer forecasts, we currently expect the second half of the year to be stronger than the first. We expect Q2 2013 trading profit to be $1.5m to $2.5m higher than Q1 2013. Provided that we achieve at least that level in Q2, and based on a US dollar-to-sterling translation exchange rate of $1.53, we expect the full-year trading profit to be $2m to $5m ahead of 2012; assuming no more than $1m restructuring and other non-trade costs, operating profit would then improve $3m to $6m in 2013.

Looking further ahead, the Board remains positive about the ability of our business to grow profits and cash flow, especially as more of our strategic growth projects reach market in 2014 and onwards.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 6

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012 (Unaudited)

	For the three-month periods ended March 31,
	2013	2012
		Restated under IAS 19 (Revised)
CONTINUING OPERATIONS	$M	$M
REVENUE	122.4	141.4
Cost of sales	(94.1)	(107.7)
Gross profit	28.3	33.7

Distribution costs	(1.6)	(1.7)
Administrative expenses	(11.8)	(13.8)

TRADING PROFIT	14.9	18.2
Restructuring and other income (expense)	(0.4)	-

OPERATING PROFIT	14.5	18.2

Finance costs
Interest costs	(1.5)	(1.7)
IAS 19 – retirement benefits (non-cash) finance charge	(0.9)	(0.9)

PROFIT ON OPERATIONS BEFORE TAXATION	12.1	15.6
Tax expense	(3.8)	(5.2)

NET INCOME FOR THE PERIOD	8.3	10.4

Attributable to:
Equity shareholders	8.3	10.4

NET INCOME FOR THE PERIOD	8.3	10.4
Restructuring and other (income) expense	0.4	-
Other share based compensation charge	0.1	-
IAS 19 – retirement benefits (non-cash) finance charge	0.9	0.9
Tax thereon	(0.3)	(0.2)
ADJUSTED NET INCOME	9.4	11.1

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 7

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012 (Unaudited)

	For the three-month periods ended March 31,
	2013	2012
		Restated under IAS 19 (Revised)
	$M	$M
Net income for the period	8.3	10.4

Other comprehensive income movements:
Exchange differences on translation of foreign operations	(6.3)	1.9

Fair value movements in cash flow hedges	0.6	(0.4)
Transfers to income statement on cash flow hedges	(0.8)	0.7
Hedge accounting income adjustments	(0.2)	0.3

Total other comprehensive income that may be reclassified to the income statement	(6.5)	2.2

Actuarial changes on defined benefit retirement plans	11.0	13.9
Deferred tax on items taken to other comprehensive income	(3.4)	(4.6)
Retirement benefit changes	7.6	9.3
Total other comprehensive income movements for the period	1.1	11.5
Total comprehensive income for the period	9.4	21.9

Attributed to:
Equity shareholders	9.4	21.9

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 8

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2013 AND 2012 (Unaudited)

	March 31,	March 31,	December 31,
	2013	2012	2012
		Restated under IAS 19 (Revised)
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	125.4	114.8	129.6
Intangible assets	35.9	38.0	38.4
Investments	3.3	0.9	0.8
Deferred tax assets	15.8	16.6	21.6
	180.4	170.3	190.4
Current assets
Inventories	82.2	89.3	83.8
Trade and other receivables	76.5	82.9	74.4
Income tax receivable	-	-	1.7
Cash and short term deposits	37.0	10.9	40.2
	195.7	183.1	200.1
TOTAL ASSETS	376.1	353.4	390.5
EQUITY AND LIABILITIES
Capital and reserves attributable to the Group’s equity holders
Ordinary share capital	25.3	19.6	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	55.6	-	55.6
Retained earnings	291.8	279.1	278.6
Own shares held by ESOP	(0.5)	(0.6)	(0.5)
Other capital reserves	1.1	-	0.8
Hedging reserve	0.2	1.0	0.4
Translation reserve	(34.8)	(29.5)	(28.5)
Merger reserve	(333.8)	(333.8)	(333.8)
Equity attributable to the equity holders of the parent	155.8	86.7	148.8
Total equity	155.8	86.7	148.8

Non-current liabilities
Bank and other loans	63.5	113.7	63.5
Retirement benefits	79.8	68.5	96.7
Provisions	2.5	3.1	2.8
	145.8	185.3	163.0
Current liabilities
Bank and other loans	-	3.2	-
Trade and other payables	69.1	74.0	73.7
Current income tax liabilities	3.7	2.1	3.1
Provisions	1.7	2.1	1.9
	74.5	81.4	78.7
Total liabilities	220.3	266.7	241.7
TOTAL EQUITY AND LIABILITIES	376.1	353.4	390.5

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 9

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012 (Unaudited)

	For the three-month periods ended March 31,

	2013	2012

		Restated under IAS 19 (Revised)
	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	8.3	10.4
Adjustments to reconcile net profit for the period to net cash from operating activities:
Income taxes	2.7	3.2
Deferred income taxes	1.1	2.0
Depreciation and amortization	3.8	3.7
Share based compensation charges	0.3	-
Net interest costs	1.5	1.7
IAS 19 finance charge	0.9	0.9
Changes in operating assets and liabilities:
Increase in receivables	(2.7)	(16.9)
(Increase)/decrease in inventories	(0.3)	12.8
Decrease in payables	(3.9)	(5.4)
Movement in retirement benefit obligations	(1.6)	(2.7)
Decrease in provisions	(0.3)	-
Income tax paid	(0.2)	(0.1)
NET CASH FLOWS FROM OPERATING ACTIVITIES	9.6	9.6
Net cash inflow from continuing operating activities	9.6	9.6
Net cash outflow from discontinued operating activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(3.9)	(3.1)
Investment in joint ventures	(2.5)	(0.4)
Proceeds from sale of business (net of costs)	-	0.8
NET CASH USED IN INVESTING ACTIVITIES	(6.4)	(2.7)
NET CASH FLOW BEFORE FINANCING	3.2	6.9
FINANCING ACTIVITIES
Interest paid on banking facilities	(0.2)	(0.5)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)
Dividends paid	(2.7)	-
IPO share issue costs	(0.3)	-
Repayment on banking facilities and other loans	-	(17.0)
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	(4.2)	(18.5)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1.0)	(11.6)
Net decrease in cash and cash equivalents	(1.0)	(11.6)
Net foreign exchange differences	(2.2)	0.3
Cash and cash equivalents at beginning of period	40.2	22.2
Cash and cash equivalents at end of period	37.0	10.9
ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 10

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012 (Unaudited)

Three-month period ended March 31, 2013
	Equity attributable to the equity holders of the parent
	Ordinary	Deferred	Share	Own shares
	share	share	premium	Retained	held by	Other	Total
	capital	capital	account	earnings	ESOP	reserves1	equity
	$M	$M	$M	$M	$M	$M	$M
At January 1, 2013	25.3	150.9	55.6	278.6	(0.5)	(361.1)	148.8
Net income for the period	-	-	-	8.3	-	-	8.3
Currency translation differences	-	-	-	-	-	(6.3)	(6.3)
Increase in fair value of cash flow hedges	-	-	-	-	-	0.6	0.6
Transfer to income statement on cash flow hedges	-	-	-	-	-	(0.8)	(0.8)
Actuarial gains and losses on pension plans	-	-	-	11.0	-	-	11.0
Deferred tax on items taken to other comprehensive income	-	-	-	(3.4)	-	-	(3.4)
Total comprehensive income for the period	-	-	-	15.9	-	(6.5)	9.4
Equity dividends	-	-	-	(2.7)	-	-	(2.7)
Share based compensation charges	-	-	-	-	-	0.3	0.3
Other changes in equity in the period	-	-	-	(2.7)	-	0.3	(2.4)
At March 31, 2013	25.3	150.9	55.6	291.8	(0.5)	(367.3)	155.8

Three-month period ended March 31, 2012
	Equity attributable to the equity holders of the parent Restated under IAS 19 (Revised)
	Ordinary	Deferred	Own shares
	share	share	Retained	held by	Other	Total
	capital	capital	earnings	ESOP	reserves1	equity
	$M	$M	$M	$M	$M	$M
At January 1, 2012	19.6	150.9	259.4	(0.6)	(364.5)	64.8
Net income for the period	-	-	10.4	-	-	10.4
Currency translation differences	-	-	-	-	1.9	1.9
Decrease in fair value of cash flow hedges	-	-	-	-	(0.4)	(0.4)
Transfer to income statement on cash flow hedges	-	-	-	-	0.7	0.7
Actuarial gains and losses on pension plans	-	-	13.9	-	-	13.9
Deferred tax on items taken to other comprehensive income	-	-	(4.6)	-	-	(4.6)
Total comprehensive income for the period	-	-	19.7	-	2.2	21.9
At March 31, 2012	19.6	150.9	279.1	(0.6)	(362.3)	86.7

1
As at March 31, 2013, other reserves include a hedging reserve of a gain of $0.2 million (March 31, 2012: $1.0 million), a translation reserve of $34.8 million (March 31, 2012: $29.5 million), and a merger reserve of $333.8 million (March 31, 2012: $333.8 million) and other capital reserves of $1.1 million (March 31, 2012: $nil).

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2013 AND 2012 (Unaudited)

1. Basis of preparation and accounting policies

The unaudited condensed financial statements are interim consolidated financial statements for Luxfer Holdings PLC and its subsidiary undertakings (the “Group”) and have been prepared in accordance with IAS 34 Interim Financial Reporting.  Except for the changes for IAS 19 revised, disclosed in note 7, they have been prepared using the same accounting policies and methods of computation as those disclosed in the preparation of the Group’s audited financial statements as at December 31, 2012. The financial information contained in this interim statement is unaudited, constitutes non-statutory accounts as defined in section 435 of the Companies Act 2006 and does not include all of the information and footnotes required by IFRS for full financial statements. They should be read in conjunction with the Group’s Annual Report and Accounts for December 31, 2012 and the U.S. dollar audited financial statements included in the Group’s annual report on Form 20-F dated March 29, 2013, filed with the U.S. Securities and Exchange Commission.  The Directors signed the statutory financial statements of Luxfer Holdings PLC for the year ended December 31, 2012, on March 29, 2013, and the auditors’ report thereon was unqualified and did not contain a statement under section 498 (2) or (3) of the Companies Act 2006. Operating results for the three-month period ended March 31, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

For the purpose of the accompanying consolidated financial statements, subsequent events have been evaluated through to May 7, 2013, which is the date the financial statements were authorized by the board. The financial statements were issued on May 7, 2013

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Significant accounting policies

The accounting policies adopted in preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2012, except for the following new and amended standards and interpretations during the year. The impact of the adoption of IAS 19 (Revised) is disclosed in note 7. Adoption of the other revisions, amendments and interpretations of standards did not have any effect on the financial statements of the Group.

International Accounting Standards		Effective date
IAS 1	Financial Statements Presentation	July 1, 2012
IAS 19	Employee Benefits (Amendment)	January 1, 2013
IAS 27	Separate Financial Statements (Revised)	January 1, 2013
IAS 28	Investments in Associates and Joint Ventures (Revised)	January 1, 2013
IFRS 7	Financial Instruments: Disclosure	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Involvement with Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013

New standards and amendments to standards not applied

The IASB has issued the following standards and amendments to standards with an effective date after the date of these financial statements:

International Accounting Standards		Effective date
IAS 32	Financial Instruments: Presentation	January 1, 2014
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2015

The Directors do not anticipate that the adoption of these standards and interpretations will have a material effect on the Group’s financial statements in the period of initial application.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 13

2. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments.

Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense.

All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three month period ended March 31, 2013				Three month period ended March 31, 2012 Restated under IAS 19 (Revised)
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	68.4	54.3	-	122.7	61.1	80.3	-	141.4
Inter-segment sales	-	(0.3)	-	(0.3)	-	-	-	-
Sales to external customers	68.4	54.0	-	122.4	55.9	85.3	-	141.4
Result
Trading profit	5.2	9.7	-	14.9	4.1	14.1	-	18.2
Restructuring and other income (expense)	(0.2)	-	(0.2)	(0.4)	-	-	-	-
Operating profit	5.0	9.7	(0.2)	14.5	4.1	14.1	-	18.2
Net interest costs	-	-	(1.5)	(1.5)	-	-	(1.7)	(1.7)
IAS 19 finance charge	-	-	(0.9)	(0.9)	-	-	(0.9)	(0.9)
Profit before tax	5.0	9.7	(2.6)	12.1	4.1	14.1	(2.6)	15.6
Tax expense				(3.8)				(5.2)
Net income for the period				8.3				10.4
Other segment information
Segment assets	162.5	148.9	64.7	376.1	145.0	174.1	34.3	353.4
Segment liabilities	(39.1)	(24.4)	(156.8)	(220.3)	(36.7)	(34.7)	(195.3)	(266.7)
Net assets/(liabilities)	123.4	124.5	(92.1)	155.8	108.3	139.4	(161.0)	86.7
Capital expenditure: Property, plant and equipment	1.8	1.4	-	3.2	0.8	1.5	-	2.3
Capital expenditure: Intangible assets	-	-	-	-	-	-	-	-
Depreciation and amortization	1.7	2.0	-	3.7	1.6	2.1	-	3.7

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3. Notes to Group cash flow statement

	For the three-month periods ended March 31,
	2013	2012
		Restated under IAS 19 (Revised)
Reconciliation of net cash flow to movement in net debt	$M	$M
Decrease in net cash for the period	(1.0)	(11.6)
Cash outflow from repayment of banking facilities and other loans	-	17.0
Change in net debt resulting from cash flows	(1.0)	5.4

Translation differences	(2.2)	(0.9)
Amortization of banking facilities and other loans finance costs (not including amortization of finance costs included in trade and other receivables)	-	(0.2)
Movement in debt in the period	(3.2)	4.3

Net debt at the beginning of the period	(23.3)	(110.3)
Net debt at the end of the period	(26.5)	(106.0)

Net debt being represented as:
Non-current bank and other loans	(63.5)	(113.7)
Current bank and other loans	-	(3.2)
Less:
Cash and short term deposits	37.0	10.9
Net debt at the end of the period	(26.5)	(106.0)

The Group negotiated the release of security on the revolving credit facility and the Senior Notes due 2018 as part of the modification of the banking facilities in late 2012 following the IPO.
ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 15

4. Other income (expense) items

Restructuring and other income (expense)
	For the three-month periods ended March 31,

	2013	2012
		Restated under IAS 19 (Revised)
	$M	$M
Charged to Operating profit:
Rationalization of operations	0.2	-
I.P.O related share based compensation charge	0.2	-
	0.4	-

Rationalization of operations

For the three-month period ended March 31, 2013, $0.2 million of costs have been incurred in relation to rationalization costs in our Gas Cylinders division.

I.P.O related share based compensation charge

For the three-month period ended March 31, 2013, a charge of $0.2 million was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012.
ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 16

5. Reconciliation of non-GAAP measures
The following table presents a reconciliation of Adjusted net income and Adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	For the three-month periods ended March 31,

	2013	2012
		Restated under IAS 19 (Revised)
	$M	$M
Net income for the period	8.3	10.4
Restructuring and other (income) expense	0.4	-
Other share based compensation charge	0.1	-
IAS 19 – retirement benefits (non-cash) finance charge	0.9	0.9
Tax thereon	(0.3)	(0.2)
Adjusted net income	9.4	11.1

Add back: Tax thereon	0.3	0.2
Tax expense	3.8	5.2
Interest costs	1.5	1.7
Other share based compensation charge	(0.1)	-
Trading profit	14.9	18.2
Depreciation and amortization	3.8	3.7
Adjusted EBITDA	18.7	21.9

Management believes that Adjusted net income and Adjusted EBITDA are key performance indicators used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. Adjusted net income and Adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.
ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 17

6. Earnings per share

      The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

      For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

      American Depositary Shares (ADSs) of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £1 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £1 ordinary share for every 2 ADSs traded, through American Depositary Receipts.

The earnings per ADS has been calculated to reflect the fact that this instrument was only created and in issue from October 3, 2012. The weighted average methodology used to calculate the ordinary shareholders for the Q1 2012 EPS on the £1 shares does not include an adjustment for the increase in the share capital of the Group from the IPO at 3rd October 2012

      The Group therefore reports earnings per ordinary share and also earnings per ADS to enable both sets of equity holders to understand the Group’s earnings as a proportion of their equity investment held.

      It should be noted that all EPS measures for prior years have been restated for the application of IAS 19 (Revised) due to the impact of the accounting standard on the Group’s net income.
ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 18

6. Earnings per share (continued)
	For the three-month periods ended March 31,

	2013	2012
		Restated under IAS 19 (Revised)
	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	8.3	10.4
Adjusted earnings:
Restructuring and other (income) expense	0.4	-
Other share based compensation charge	0.1	-
IAS 19 finance charge	0.9	0.9
Tax thereon	(0.3)	(0.2)
Adjusted earnings	9.4	11.1

Weighted average number of £1 ordinary shares:
For basic earnings per share	13,406,433	9,885,526
Exercise of share options	573,158	95,910
For diluted earnings per share	13,979,591	9,981,436

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.70	$1.12
Unadjusted	$0.62	$1.05
Diluted
Adjusted	$0.67	$1.11
Unadjusted	$0.59	$1.04

Each £1 ordinary share is equal to 2 American Depositary Shares, as listed and quoted on the New York Stock Exchange.
If all £1 ordinary shares were converted to ADSs, the weighted average number of ADSs would be as follows:
For basic earnings per share	26,812,866	19,771,052
For diluted earnings per share	27,959,182	19,962,872

Earnings per American Depositary Share:
Basic
Adjusted	$0.35	$0.56
Unadjusted	$0.31	$0.53
Diluted
Adjusted	$0.34	$0.56
Unadjusted	$0.30	$0.52

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALITY 19

7.  IAS 19 Employee Benefits (Revised)

Under the revised standard, the charge to the income statement in relation to defined benefit costs has changed, with only current-year service costs and administrative expenses being charged to operating profit and a finance expense calculated on the outstanding accounting deficit being charged to finance costs. The revised standard has not led to changes on the balance sheet or the deficit, so movements in the income statement have equal and opposite movements in Other Comprehensive Income.

The following table summarizes the impact of the revision to the standard to the income statement for the three-month period ended March 31, 2012.

Previously published information	Restated under IAS 19 (Revised)
Three-month period ended	Three-month period ended
March 31, 2012	March 31, 2012
$M	$M
OPERATING PROFIT	18.3	18.2
Other income (expense):
Finance costs:
Interest costs	(1.7)	(1.7)
IAS 19 – retirement benefits (non-cash) finance charge	-	(0.9)

PROFIT BEFORE TAXATION	16.6	15.6
Tax expense	(5.5)	(5.2)

NET INCOME FOR THE YEAR	11.1	10.4
Attributable to:
Equity shareholders	11.1	10.4

Based on the above table, the IAS 19 (Revised) impact can be summarized as follows:
Three-month period ended
March 31, 2012
$M
Reduction in:
Operating profit	(0.1)
Profit on operations before taxation	(1.0)
Net income	(0.7)

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8. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at March 31, 2013.
The discount rate for the U.K. plan has remained the same as December 31, 2012 at 4.4%. Long-term inflation expectations have increased by 0.4% per annum from 3.0% at December 31, 2012 to 3.4% at March 31, 2013. The combined effect of the changes has been to increase the projected benefit obligation by approximately $9 million. This has been offset by better-than-expected returns on U.K. plan assets of approximately $16 million.

In the United States, the discount rate has increased by 0.2% from 4.2% at December 31, 2012 to 4.4% at March 31, 2013. This has decreased the projected benefit obligation by approximately $2 million. There were better-than-expected returns on U.S. plan assets of approximately $2 million.

The movement in the pension liability is shown below:
For the three-month periods ended March 31,

	2013	2012
		Restated under IAS 19 (Revised)
	$M	$M
Opening balance	96.7	82.4
Charged to the Income Statement	2.7	2.5
Cash contributions	(3.4)	(4.3)
(Credited)/charged to the Statement of Comprehensive Income	(11.0)	(13.9)
Exchange adjustments	(5.2)	1.8
Closing balance	79.8	68.5

9. Dividends paid and proposed

For the three-month periods ended March 31,
	2013	2012
	$M	$M
Dividends declared and paid during the year:
Interim dividend paid February 6, 2013 ($0.20 per ordinary share)	2.7	-
	2.7	-

	For the three-month periods ended March 31,

	2013	2012
	$M	$M
Dividends proposed and paid after March 31 (not recognized as a liability as at March 31):
Interim dividend due to be paid May 8, 2013 ($0.20 per ordinary share)	2.7	-
	2.7	-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC (Registrant)

Date: May 7, 2013

By: /s/ Linda Seddon
Linda Seddon
Authorized Signatory for and on behalf of Luxfer Holdings PLC